THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

April 20, 2007

Ms. Karen Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:	Asia Payment Systems, Inc.
Preliminary Information Statement on
Schedule 14C, Filed March 12, 2007

Dear Ms. Garnett:

     The disclosure you have requested has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:nsl

cc: Asia Payment Systems, Inc.